UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2024

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

General Hornos, No. 690, 1272

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                      Form 40-F  ☐

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.	English translation of letter dated March 27, 2024 to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

FREE TRANSLATION

Buenos Aires, March 27, 2024 Comisión Nacional de Valores

RE: Ordinary and Extraordinary General Shareholders’ Meeting of Telecom Argentina S.A. summoned for April 25, 2024 (the “Shareholders´ Meeting”). Notice of the exercise of cumulative vote.

Dear Sirs,

I am writing to you as Attorney-in-fact of TELECOM ARGENTINA S.A. (“Telecom Argentina” or the “Company”) to inform you that today, the National Social Security Administration, ANSES FGS (“Administración Nacional de la Seguridad Social”), in its capacity as shareholder of Telecom Argentina, notified the Company of its decision to exercise cumulative voting rights with regards to items 10° and 11° of the Shareholders’ Meeting Agenda (“10°) Election of regular Directors.) (“11°) Election of alternate Directors.”).

Sincerely,

Telecom Argentina S.A.

/s/Andrea V. Cerdán
Attorney in fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	March 27, 2024	By:	/s/ Luis Fernando Rial Ubago
			Name:	Luis Fernando Rial Ubago
			Title:	Responsible for Market Relations